ADIRA ENERGY LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENT

AS OF JUNE 30, 2014

UNAUDITED

U.S. DOLLARS IN THOUSANDS

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NOTICE TO SHAREHOLDERS

The accompanying unaudited condensed consolidated interim financial statements of Adira Energy Ltd. for the three month period ended June 30, 2014 have been prepared by management in accordance with International Financial Reporting Standards applicable to consolidated interim financial statements (see note 2 to the unaudited condensed consolidated interim financial statements). Recognizing that the Company is responsible for both the integrity and objectivity of the unaudited condensed consolidated interim financial statements, management is satisfied that these unaudited condensed consolidated interim financial statements have been fairly presented.

Under National Instrument 51-102, part 4, sub-section 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$428	$617
Restricted deposits	20	35
Other receivables and prepaid expenses	72	2,513

Total current assets	520	3,165

NON-CURRENT ASSETS:
Property and equipment, net	30	61

Total non-current assets	30	61

Total assets	$550	$3,226

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$186	$2,817
Other accounts payable and accrued liabilities	27	986

Total current liabilities	213	3,803

EQUITY:
Share capital	-	-
Additional paid-in capital	33,975	34,023
Accumulated deficit	(33,638)	(34,600)

Total equity (deficit)	337	(577)

Total liabilities and equity	$550	$3,226

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT AND LOSS
U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited

Revenues and other income	$-	$17	$-	$4

Expenses:
Exploration expenses	-	1,729	-	(164)
General and administrative expenses *)	157	1,878	172	406
Impairment charge (reversal)	(1,126)	2,486	(695)	243

Total expenses	(969)	6,093	(523)	485

Operating profit (loss)	969	(6,076)	523	(481)

Finance income	-	3,021	33	541
Finance expense	(7)	(41)	-	(28)

Profit (loss) before income tax expense	962	(3,096)	556	32
Income tax expense	-	-	-	-

Net comprehensive profit (loss)	$962	$(3,096)	556	32

Net comprehensive profit (loss) attributed to:
Equity holders of the parent	$962	$(3,096)	556	32
Non-controlling interests	-	-	-	-

	$962	$(3,096)	556	32

Basic and diluted net earnings (loss) per share attributable to equity holders of the parent	$0.02	$(0.05)	$0.01	$0.01

Weighted average number of ordinary shares used in computing basic and diluted net earnings (loss) per share	60,260,318	60,260,318	60,260,318	60,260,318

*) Includes share-based compensation	$(48)	$181	$21	$106

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

		Attributable to equity holders of the parent
			Additional			Non-	Total
	Number of	Share	paid in	Accumulated		controlling	Equity
	shares	capital	capital	deficit	Total	interests	(deficit)

Balance as of January 1, 2013	60,260,363	$-	$33,966	$(28,956)	$5,010	-	$5,010

Share-based compensation	-	-	57	-	57	-	57
Net loss and comprehensive loss	-	-	-	(5,644)	(5,644)	-	$(5,644)

Balance as of December 31, 2013	60,260,363	-	34,023	(34,600)	(577)	-	(577)

Share-based compensation	-	-	(48)	-	(48)	-	(48)
Net loss and comprehensive loss	-	-	-	962	962	-	962

Balance as of June 30, 2014 (unaudited)	60,260,363	$-	$33,975	$33,638	$337	$-	$337

			Attributable to equity holders of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	capital	capital	deficit	Total	interests	equity

Balance as of January 1, 2013	60,260,363	$-	$33,966	$(28,956)	$5,010		$5,010
Share-based compensation	-	-	181	-	181	-	181
Net loss and comprehensive loss	-	-	-	(3,096)	(3,096)	-	(3,096)

Balance as of June 30, 2013 (unaudited)	60,260,363	$-	$34,147	$(32,052)	$2,095	$-	$2,095

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands, except share data

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited
Cash flows from operating activities:

Net profit (loss)	$962	$(3,096)	$556	$32

Adjustments to reconcile net profit (loss) to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	4	10	1	5
Depreciation	31	94	12	68
Impairment charge (reversal) from exploration and evaluation assets	(1,126)	2,870	(695)	627
Revaluation of warrants	-	(3,013)	-	(543)
Share-based payment	(48)	181	21	106

	(1,139)	142	(661)	263
Changes in asset and liability items:

Decrease in accounts receivable, other receivables and prepaid expenses	2,441	3,911	306	256
Increase (decrease) in trade payables	(1,505)	(721)	214	(1,391)
Increase (decrease) in other accounts payable and accrued liabilities	(959)	78	(778)	(85)

	(23)	3,268	(258)	(1,220)

Net cash provided by (used in) operating activities	(200)	314	(363)	(925)

Cash flows from investing activities:

Expenditure on exploration and evaluation assets	-	(2,638)	-	(122)
Proceeds from sale of equipment and other assets	-	1,028	-	1,028
Decrease in restricted deposits	15	1,022	-	1,007

Net cash provided by (used in) investing activities	15	(588)	-	1,913

Exchange differences on balances of cash and cash equivalents	(4)	(10)	(1)	(5)

Increase (decrease) in cash and cash equivalents	(189)	(284)	(364)	983
Cash and cash equivalents at the beginning of the period	617	2,394	792	1,127

Cash and cash equivalents at the end of the period	$428	$2,110	$428	$2,110

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries (individually and collectively, as the context requires, "Adira" or "the Company"), is an oil and gas early-stage exploration company. Through its subsidiary, Adira Energy Israel Ltd. (“Adira Israel”), the Company holds two petroleum licenses in the State of Israel, being license No. 378 (“Gabriella”) and license No. 380 (“Yitzhak” and together with the Gabriella license, the “Licenses”). These financial statements have been prepared in a condensed format as of June 30, 2014, for the six months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2013, and for the year then ended and the accompanying notes.

b.	Significant events during the period

In 2013, as a result of challenging markets and difficulty in raising funds to drill multi well program, the Company significantly reduced its activity, relinquished license No. 388 ( “Samuel”) to the Ministry of Energy and Water of the State of Israel (“Ministry”), and ceased operations on the Gabriella license. Furthermore, there was nominal exploration activity in the Yitzhak license. During the first half of 2014 the Company focused on further reducing its liabilities and seeking additional financing opportunities

On February 16, 2014, the Ministry published new guidelines in respect of security guarantee payments (“Security Deposits”) for all offshore petroleum licenses, requiring each license consortium to deposit $2,500 per offshore license with the Ministry by March 31, 2014. On June 26, 2014, the Ministry extended the implementation of the Guidelines to September 15, 2014. As of the date of the approval of these financial statements, the Company does not have sufficient funds to make its pro rata share of the Security Deposits. The Company is currently examining the consequences of the above mentioned guidelines on the Company’s operations. Should the consortium on each of the License fail to meet these requirements, the Ministry will view such failure as a default and will have the right to retract the Licenses that are in default.

c.	Financial position:

As reflected in the consolidated financial statements, as of June 30, 2014, the Company had an accumulated deficit of $33,638. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:-	EXPLORATION AND EVALUATION ASSETS

The Company's accounts reflect only its proportionate interests in its oil and gas activities. The following is a summary of the Company’s exploration and evaluation assets:

Oil and Gas
Licenses

Balance as of January 1, 2013	$5,887
Net additions	2,638
Impairment of exploration and evaluation assets	(3,190)

Balance as of June 30, 2013 (unaudited)	$5,335

Oil and Gas
Licenses

Balance as of January 1, 2014	$-
Net additions	-
Impairment of exploration and evaluation assets	-

Balance as of June 30, 2014 (unaudited)	$-

NOTE 4: -	EQUITY

a.	Stock Option Plan:

The movement in stock options during the six months ended June 30, 2014, was as follows:

	Number of
	options	Weighted average
	outstanding	exercise price

Balance at December 31, 2013 (audited)	3,292,665	1.09
Options forfeited	(510,000)	1.23

Balance at June 30, 2014 (unaudited)	2,782,665	1.08

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5: -	EQUITY (Cont.)

The following table summarizes information about stock options outstanding and exercisable as of June 30, 214 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.87	$0.75	569,332	569,332	0.14
September 23, 2009	September 23, 2014	$0.66	$0.75	133,332	133,332	0.23
January 28, 2010	January 27, 2015	$1.68	$1.83	290,000	290,000	0.58
July 22, 2010	July 21, 2015	$0.75	$1.83	83,333	83,333	1.06
January 11, 2011	January 10, 2016	$1.98	$2.40	350,000	279,167	1.53
March 18, 2011	March 17, 2016	$1.77	$2.40	33,333	25,000	1.72
May 3, 2011	May 2, 2016	$1.56	$1.80	83,333	62,500	1.84
December 1, 2011	November 30, 2016	$0.66	$1.50	10,000	6,250	2.42
August 22, 2012	August 21, 2017	$0.21	$0.60	1,230,000	820,000	3.14

				2,782,665	2,268,914

*)	The exercise price of all options granted from 2011 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of June 30, 2014.

b.	Share purchase warrants:

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire common share outstanding as of June 30, 2014 (unaudited):

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants *)

August 9, 2012	August 9, 2015	$0.07	$0.20**)	79,012,640
August 9, 2012	August 9, 2014**)	$0.07	$0.14**)	3,353,000

				82,365,640

*)	Following the share consolidation in 2013, every three previously issued warrants will be convertible into one Common Share of the Company (see Note 14b(iii) of the annual financial statements).

**)	The exercise price of warrants granted in 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of June 30, 2014.

The weighted average exercise price of the outstanding warrants as of June 30, 2014, is $0.19.

ADIRA ENERGY LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2014, the Company incurred $119 in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company, as compared to $172 thousand during the six month period ended June 30, 2013.

These transactions are in the ordinary course of business and are measured at the amount of consideration set and agreed by the related parties.

NOTE 7:-	SUBSEQUNET EVENTS

On July 23, 2013, the Company completed a non-brokered private placement by issuing 1,200,000 common shares at a price of US$0.05 per common share for gross proceeds of $60.

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